SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04010726

8 March 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs.

dw 3/22

SEC File No: 82-3622

MASNET No. 96 OF 05.03.2004
Announcement No. 107

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	05/03/2004
2. Name of Director of Subsidiary:	Ooi Lay Yong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	24/02/2004
2. Name of Registered Holder:	Ooi Lay Yong
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	200
No. of shares which are the subject of this notice: As a percentage of issued share capital:	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: As a percentage of issued share capital:	100,200

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	200	200
No. of shares held after the change: As a percentage of issued share capital:	100,200	200

This transaction was reported to Singapore Telecommunications Limited on 5 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 22 OF 05.03.2004
Announcement No. 33

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 04/03/2004

2. **Name of Director of Subsidiary:** Lim Wee Seng

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 04/03/2004

2. **Name of Registered Holder:** Lim Wee Seng

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before the change: As a percentage of issued share capital:	11,880
No. of shares which are the subject of this notice: As a percentage of issued share capital:	32,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: As a percentage of issued share capital:	43,880

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	11,880	8,540
No. of shares held after the change: As a percentage of issued share capital:	43,880	8,540

This transaction was reported to Singapore Telecommunications Limited on 5 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 05/03/2004 to the SGX

MASNET No. 53 OF 04.03.2004
Announcement No. 53

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 04/03/2004

2. Name of Director of Subsidiary: Lim Shyong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 04/03/2004

2. Name of Registered Holder: Lim Shyong

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	79,760
No. of shares which are the subject of this notice: As a percentage of issued share capital:	35,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.40
No. of shares held after the change: As a percentage of issued share capital:	44,760

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	79,760	1,540
No. of shares held after the change: As a percentage of issued share capital:	44,760	1,540

This transaction was reported to Singapore Telecommunications Limited on 4 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 52 OF 04.03.2004
Announcement No. 52

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 04/03/2004
2. Name of Director of Subsidiary: Lee Kwok Cheong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 04/03/2004
2. Name of Registered Holder: Lee Kwok Cheong
3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	151,740
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(50,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.41
No. of shares held after the change: As a percentage of issued share capital:	101,740

PART III

1. Date of change of interest:
2. The change in the percentage level: From % to %
3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	151,740	
No. of shares held after the change: As a percentage of issued share capital:	101,740	

This transaction was reported to Singapore Telecommunications Limited on 4 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 26 OF 04.03.2004
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - DIVESTMENT OF SHARES IN TELEINFO MEDIA COMPANY LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DIVESTMENT OF SHARES IN TELEINFO MEDIA COMPANY LIMITED

Further to the announcement made on 20 January 2004 in relation to the proposed divestment of shares in Teleinfo Media Company Limited ("TMC"), Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, SingTel Interactive Pte. Ltd. ("SIP") has sold its entire 25 per cent. interest, comprising 17,353,601 ordinary shares, in TMC to CS Loxinfo Public Company Limited ("CS Loxinfo") for a cash consideration of Baht 200 million (approximately S$8.6 million) or 11.53 Baht per share. SingTel has a 16.81 per cent. interest in CS Loxinfo. The net tangible asset value of the shares of TMC as at 31 December 2003 was 4.33 Baht per share. The consideration was arrived at on a willing-seller willing-buyer basis based on the discounted cashflow valuation methodology.

The principal activity of TMC is the printing and distribution of directories in Thailand. The principal activity of CS Loxinfo is the provision of narrow and broad band internet access services, satellite up-link and down-link services, internet data centers, analog/digital communications and other related businesses.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 4 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 17 OF 04.03.2004
Announcement No. 17

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	03/03/2004
2. Name of Director of Subsidiary:	Chua Sock Koong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	03/03/2004
2. Name of Registered Holder:	Chua Sock Koong
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	54,240
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: **As a percentage of issued share capital:**	154,240

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	54,240	31,880
No. of shares held after the change: As a percentage of issued share capital:	154,240	31,880

This transaction was reported to Singapore Telecommunications Limited on 4 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 18 OF 04.03.2004
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	03/03/2004
2. Name of Director of Subsidiary:	Lim Toon

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	03/03/2004
2. Name of Registered Holder:	Lim Toon
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	264,740
No. of shares which are the subject of this notice: As a percentage of issued share capital:	200,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.38
No. of shares held after the change: As a percentage of issued share capital:	64,740

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	264,740	1,740
No. of shares held after the change: As a percentage of issued share capital:	64,740	1,740

This transaction was reported to Singapore Telecommunications Limited on 3 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 38 OF 03.03.2004
Announcement No. 38

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - ACQUISITION OF SHARES IN RELATION TO NEW CENTURY INFOCOMM TECH. CO., LTD.

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

ACQUISITION OF SHARES IN RELATION TO NEW CENTURY INFOCOMM TECH. CO., LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, InfoCom Holding Company Pte Ltd ("InfoCom"), has acquired 10,525,000 shares in New Century Infocomm Tech. Co., Ltd (the "Company") from Infopro Group Inc. for a cash consideration of NT$94,967,075 (S$4.843 Mil) or NT$9.023 per share. The net tangible asset value per share of the Company as of 31 January 2004 was NT$9.026. The consideration was arrived at on a willing-seller willing-buyer basis after taking into account market conditions.

As a result of the acquisition, SingTel's shareholding in the Company will increase from 24.29 per cent to 24.51 per cent.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 3 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 42 OF 03.03.2004
Announcement No. 42

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	02/03/2004
2. Name of Director of Subsidiary:	Goh Chin Hoe

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	02/03/2004
2. Name of Registered Holder:	Goh Chin Hoe
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	63,200
No. of shares which are the subject of this notice: As a percentage of issued share capital:	45,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: As a percentage of issued share capital:	108,200

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	63,200	
No. of shares held after the change: As a percentage of issued share capital:	108,200	

This transaction was reported to Singapore Telecommunications Limited on 3 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 40 OF 03.03.2004
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 01/03/2004

2. Name of Director of Subsidiary: Goh Chin Hoe

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 01/03/2004

2. Name of Registered Holder: Goh Chin Hoe

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	18,200
No. of shares which are the subject of this notice: As a percentage of issued share capital:	45,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: As a percentage of issued share capital:	63,200

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	18,200	
As a percentage of issued share capital:		
No. of shares held after the change:	63,200	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 3 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2004 to the SGX

SEC File No: 82-3622

04 MAR 22 AM 7:21

MASNET No. 20 OF 03.03.2004
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Press release - Belgacom IPO launched

Attached is a press release made on 3 March 2004 by Belgacom S.A./N.V., a company in which Singapore Telecommunications Limited has an indirect interest of 11.72 per cent. held through ADSB Telecommunications B.V., its associated company.

These materials may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

IPO Launch Press_02Mar _Final_.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2004 to the SGX

ADSB

belgacom

Press Release
3 March 2004

Not for release in the United States

Belgacom IPO Launched

Belgacom, the leading telecommunications company in Belgium, and ADSB Telecommunications B.V. today announce details of the initial public offering of shares of Belgacom and the listing of all Belgacom shares on Euronext Brussels before the end of March 2004, subject to market conditions.

The shares in the offering are being offered by ADSB Telecommunications B.V., a consortium that, at the time of closing of the offering, will be owned by SBC Communications Inc., TDC A/S and Singapore Telecommunications Limited. ADSB intends to offer up to all of the Belgacom shares held by it at the time of closing of the offering (other than the shares over which it will grant an over-allotment option to the underwriters in the offering).

ADSB today holds 46.9% of all outstanding shares in Belgacom (with the Belgian State holding 50% plus one share and Belgacom holding the remaining 3.1%). Prior to the closing of the offering, ADSB's shareholding will decrease as a result of various corporate transactions contemplated by the Protocol Agreement entered into by ADSB, the Belgian State and Belgacom on 2 October 2003, which include *inter alia* a repurchase by Belgacom of shares held by ADSB for an amount of up to €1.0 billion at the offering price There will also be a restructuring of ADSB's shareholder structure. ADSB will receive the net proceeds from the offering.

The price range and the maximum offering price for retail investors, as well as other details of the offering are expected to be published in the Belgian financial press on 8 March, when the offering period is expected to commence. The final offering price is expected to be published in the Belgian financial press on 22 March with trading starting on Euronext Brussels the same day on a "when delivered" basis.

Reporters are invited to a press conference, today 3 March at 11:30 CETat the headquarters of Belgacom, Boulevard du Roi Albert II 27, B-1030 Brussels, Belgium. Didier Bellens will be available for interviews after the press conference. Parking will be made available at Belgacom. For practical details concerning the press conference call Mrs Samira Lamrani, tel: +32 2 202 82 52.

1. **Commenting on the announcement, Didier Bellens, CEO and President of Belgacom, said:**

   "The floatation of Belgacom is an important milestone for the company, its staff and shareholders, and for Belgium. We are all excited by the prospect of being a publicly listed company and I would like to take this opportunity to thank all our staff and stakeholders who have worked hard to get the company to this point.

The floatation will increase the financial flexibility of our business and allows us to give both our employees and the Belgian public the opportunity to become shareholders in Belgacom and share in our future."

Commenting on the announcement, Lloyd Kelley, Chairman of ADSB, said:

"After eight years of successful cooperation between ADSB and Belgacom, we look forward to the initial public offering of Belgacom as the next stage in the company's development and as a means for ADSB to monetise its ownership position. We are confident that the IPO will be a success for the company".

Commenting on the announcement, Jan Coene, Chairman on the Board of Directors of Belgacom, said:

"The launch of the IPO is very important for Belgacom's future development. It will allow new shareholders to purchase a stake in the company's capital, hence supporting the long term strategy of the Group. Belgacom will thus continue to play a leading role in the Belgian social and economic environment. The decision is most important since it will allow the company to maintain its decision-making center in Belgium, in the heart of Europe."

2. In the offering and listing prospectus the **following characteristics of Belgacom's business** are outlined:

Belgacom is the leading telecommunications company in Belgium, an attractive and advanced market for telecommunications services. Belgacom is a market leader in fixed-line telephony services, mobile communications services and broadband data and Internet services.

The competitive strengths that underpin Belgacom's leading position are:

- Belgacom is the leader in fixed-line services in Belgium with strong brand recognition.
- Belgacom Mobile (75% owned by Belgacom and 25% owned by Vodafone) is the leader in mobile communications in Belgium through its brands Proximus (postpaid) and Pay&Go (prepaid) and benefits from its strategic relationship with Vodafone, one of the world's largest mobile operators.
- Belgacom is the leading provider of DSL services in Belgium – a market with one of the highest DSL and broadband penetration rates in Europe.
- Belgacom continues to transform its business into a competitive, customer-driven enterprise focused on the Belgian market. Belgacom has demonstrated its ability to manage change.
- Belgacom is focused on cash flow generation and takes a disciplined approach to the use of capital.

Despite increasing competitive pressure and a difficult economic environment, Belgacom succeeded in **growing revenues and profits in 2003**. Consolidated

revenues (before non-recurring items (**)) went up by 2.2%, while consolidated EBITDA (before non-recurring items (**)) increased by 11.4%.

Net income (Group Share) amounted to EUR 172 Mio, compared to EUR 1,142 Mio in 2002.
Excluding the impact of non-recurring items, the **Net Income (Group Share) in 2003** was EUR 764 Mio, 35% higher than the comparable figure of EUR 565 Mio in 2002.

€ million (*)	**2001**	**2002**	**2003**
Revenues (**)	5,467	5,338	5,454
EBITDA (**)	2,026	2,020	2,250
EBITDA Margin (**)	37.1 %	37.8 %	41.3 %

(*) Data stated under IFRS.
(**) Results before non-recurring items. The Group's non-recurring items were, in 2002, significant gains and losses on disposal of consolidated companies (EUR 1,076 Mio after tax) and restructuring costs linked to the BeST program (EUR 499 Mio after tax), and in 2003, an extraordinary charge of EUR 897 Mio (or EUR 592 Mio after tax) due to the transfer of the Pension Fund to the Belgian State.

3. Details of the offer

Subject to market conditions and the results of the institutional book-building process, it is intended that the offer will be completed before the end of March 2004. The offer will comprise a public offering in Belgium and an offering to Belgian and international institutional investors.

An indicative price range is expected to be published in the Belgian financial press on 8 March 2004. The final offer price will be determined on the basis of an institutional book building process and is expected to be published in the Belgian financial press on 22 March 2004. The offer price for retail investors will not exceed the upper end of the indicative price range.

ADSB intends to offer up to all of the Belgacom shares to be held by it at the time of closing of the offering (other than the shares over which it will grant an over-allotment option to the underwriters in the offering). ADSB, Dexia Bank SA/NV and KBC Bank SA/NV will grant to the underwriters an option exercisable for 30 days from the date of commencement of trading in the shares, to purchase additional ordinary shares representing up to 10% of the number of shares offered by ADSB in the offering to cover over-allotments, if any, in connection with the offering

ADSB today holds 46.9% of all outstanding shares in Belgacom (with the Belgian State holding 50% plus one share and Belgacom holding the remaining 3.1%). Prior to the closing of the offering, ADSB's shareholding will decrease as a result of various corporate transactions contemplated by the Protocol Agreement entered into by ADSB, the Belgian State and Belgacom on 2 October 2003, which include *inter alia* a repurchase by Belgacom of shares held by ADSB for an amount of up to €1.0 billion at the offering price. There will also be a restructuring of ADSB's shareholder structure. ADSB will receive the net proceeds from the offering.

Goldman Sachs International, Lehman Brothers, Morgan Stanley, UBS Investment Bank, Dexia and KBC are the Joint Global Coordinators for the offering and the first four banks will be Joint BookRunners. Petercam is acting as advisor to the company.

4. Retail Offering

No less than 15% of the shares in the offering will be offered to retail investors in Belgium. The proportion of shares allocated to retail investors may be increased if applications received from them substantially exceed 15% of the shares offered in the offering. The result of the offering, the number of shares allocated to retail investors and the allocation methodology applied in case of oversubscription are expected to be published in the Belgian financial press, together with the offer price, on 22 March 2004.

The offering period during which retail investors may submit share applications will begin on Monday 8 March 2004 and end at 16:00 CET on Friday 19 March 2004. In the event that the offering is oversubscribed, preferential allocation treatment will be given to applications received during the first five days of the retail offering period (from Monday 8 March until Friday 12 March at 18:00 CET) and preferential allocation treatment may be given to applications submitted by retail investors at the counters of Dexia, KBC Bank, Fortis Bank, ING Belgium, Bank Degroof, CBC Banque and Petercam.

5. Application Procedure

Retail investors wishing to purchase shares may submit applications, free of charge, at the counters of any branch of Dexia Bank and KBC Bank (or affiliates thereof) or at any branch of Fortis Bank, ING Belgium, Bank Degroof, CBC Banque or Petercam.

Applications may also be submitted through any other financial intermediary in Belgium.

6. Information

As from today, interested Belgian retail investors can visit the websites www.belgacomanous.be and www.belgacomvanons.be for more information on the offering.

Any decision to purchase shares in Belgacom should be made solely on the basis of the prospectus issued in connection with the offering.

The prospectus will be available at the branches of all syndicate banks of the Belgian retail offering as from 8 March 2004.

For more information:

Belgacom

Media:
Piet Van Speybroeck, Spokesman
T: +32 2 202 8250
M: +32 477 68 47 12
Investor Relations:
Ingvild Van Lysebetten
T: +32 2 202 4023

ADSB

M: +32 473 33 10 60
Lloyd Kelley
T:.+32 2 202 14 96

IPO Website (as from 8.30 CET, 3 March 2004)
www.belgacomanous.be
www.belgacomvanons.be

Notes to editors:

In 1992, the Belgian Government established a separate Belgian communications regulatory authority and created an autonomous public-sector enterprise called "Belgacom".

In December 1994, the company was transformed into a limited liability company under public law. In March 1996, the Belgian State sold 50% less one ordinary share of Belgacom to ADSB, a Netherlands corporation owned by a consortium of three strategic investors (Ameritech International Inc. (subsequently acquired by SBC Communications Inc.), TDC A/S and Singapore Telecommunications Limited) and three domestic financial partners (Dexia Bank SA/NV, KBC Bank SA/NV and Sofina SA/NV).

On 2 October 2003, the Belgian State, the Company and ADSB entered into an agreement which provided, among other things, that the parties would cooperate with respect to an initial public offering of ordinary shares of the company.

This document may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase shares in Belgacom should be made solely on the basis of the prospectus issued in connection with the offering.

SEC File No: 82-3622

MASNET No. 58 OF 02.03.2004
Announcement No. 66

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 02/03/2004

2. **Name of Director of Subsidiary:** Hoh Wing Chee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 02/03/2004

2. **Name of Registered Holder:** Hoh Wing Chee

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. *Information relating to shares held in the name of the Registered Holder: -*

No. of shares held before the change: As a percentage of issued share capital:	26,640
No. of shares which are the subject of this notice: As a percentage of issued share capital:	25,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.35
No. of shares held after the change: As a percentage of issued share capital:	1,640

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	26,640	
No. of shares held after the change: As a percentage of issued share capital:	1,640	

This transaction was reported to Singapore Telecommunications Limited on 2 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 02/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 56 OF 02.03.2004
Announcement No. 64

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 02/03/2004

2. **Name of Director of Subsidiary:** Lim Shyong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 02/03/2004

2. **Name of Registered Holder:** Lim Shyong

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before the change: **As a percentage of issued share capital:**	114,760
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	35,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.37
No. of shares held after the change: **As a percentage of issued share capital:**	79,760

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	114,760	1,540
As a percentage of issued share capital:		
No. of shares held after the change:	79,760	1,540
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 2 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 02/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 55 OF 02.03.2004
Announcement No. 63

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 01/03/2004

2. **Name of Director of Subsidiary:** Lim Wee Seng

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 27/02/2004

2. **Name of Registered Holder:** Lim Wee Seng

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	21,880
No. of shares which are the subject of this notice: As a percentage of issued share capital:	10,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.30
No. of shares held after the change: As a percentage of issued share capital:	11,880

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	21,880	8,540
As a percentage of issued share capital:		
No. of shares held after the change:	11,880	8,540
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 2 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 02/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 24 OF 02.03.2004
Announcement No. 32

04 MAR 22 AM 7:21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 27/02/2004

2. **Name of Director of Subsidiary:** Lim Toon

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 27/02/2004

2. **Name of Registered Holder:** Lim Toon

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	64,740
No. of shares which are the subject of this notice: As a percentage of issued share capital:	200,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: As a percentage of issued share capital:	264,740

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	64,740	1,740
As a percentage of issued share capital:		
No. of shares held after the change:	264,740	1,740
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 2 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 02/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 80 OF 01.03.2004
Announcement No. 80

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 01/03/2004

2. Name of Director of Subsidiary: Eddy Tan Kah Hock

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 01/03/2004

2. Name of Registered Holder: Eddy Tan Kah Hock

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	29,600
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(10,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.35
No. of shares held after the change: As a percentage of issued share capital:	19,600

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	29,600	
As a percentage of issued share capital:		
No. of shares held after the change:	19,600	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 1 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/03/2004 to the SGX

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, March 05, 2004 2:08 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

120818.pdf

```
ASX confirms the release to the market of Doc ID: 120818 as follows:
Release Time: 05-Mar-2004  17:07:17
ASX Code: SGT
File Name: 120818.pdf
Your Announcement Title: Appendix 3B - 1
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**546,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	05/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,758,868,319	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
216,009,025	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 5 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, March 05, 2004 2:12 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

120820.pdf

```
ASX confirms the release to the market of Doc ID: 120820 as follows:
Release Time: 05-Mar-2004  17:11:09
ASX Code: SGT
File Name: 120820.pdf
Your Announcement Title: Appendix 3B - 2
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**97,100**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	05/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,758,965,419	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
215,911,925	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 5 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, March 04, 2004 3:02 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

120456.pdf

04 MAR 22 AM 7:21

ASX confirms the release to the market of Doc ID: 120456 as follows:
Release Time: 04-Mar-2004 18:02:01
ASX Code: SGT
File Name: 120456.pdf
Your Announcement Title: Appendix 3B - 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**153,300**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,758,322,319	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		216,555,025	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 March 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Thursday, March 04, 2004 3:03 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

120458.pdf

ASX confirms the release to the market of Doc ID: 120458 as follows:
Release Time: 04-Mar-2004 18:02:32
ASX Code: SGT
File Name: 120458.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**338,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,758,169,019	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		216,708,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 March 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 02, 2004 5:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

119862.pdf


```
ASX confirms the release to the market of Doc ID: 119862 as follows:
Release Time: 02-Mar-2004  20:27:23
ASX Code: SGT
File Name: 119862.pdf
Your Announcement Title: Appendix 3B - 4
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**74,700**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,757,830,819	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		217,764,200	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 2 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

rani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 02, 2004 5:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

119861.pdf

```
ASX confirms the release to the market of Doc ID: 119861 as follows:
Release Time: 02-Mar-2004  20:27:02
ASX Code: SGT
File Name: 119861.pdf
Your Announcement Title: Appendix 3B - 3
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**535,700**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,757,756,119	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
217,838,900	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

rani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, March 02, 2004 5:27 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

119860.pdf

```
ASX confirms the release to the market of Doc ID: 119860 as follows:
Release Time: 02-Mar-2004  20:26:42
ASX Code: SGT
File Name: 119860.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**48,600**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,757,220,419	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		218,374,600	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 2 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

ani Bte Ahmed

rom:	ASX.Online@asx.com.au
Sent:	Tuesday, March 02, 2004 5:27 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

119859.pdf

ASX confirms the release to the market of Doc ID: 119859 as follows:
Release Time: 02-Mar-2004 20:26:11
ASX Code: SGT
File Name: 119859.pdf
Your Announcement Title: Appendix 3B - 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**365,600**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,757,171,819	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		218,423,200	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 2 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.